Exhibit 4.3

AMENDED AND RESTATED NOTE

May [    ], 2019

FOR VALUE RECEIVED, BRICKTOWN RESTAURANT GROUP, INC., a Delaware corporation formerly known as Bricktown Brewery Restaurants LLC, an Oklahoma limited liability company (the “Borrower”), hereby promises to pay to Praesidian Capital Opportunity Fund III, LP, a Delaware limited partnership (the “Lender”), or its registered assigns, at the address of the Borrower specified in the Purchase Agreement (defined below) or such other place as Lender may designate from time to time, the principal sum of $3,761,298.33.

The Principal Amount under this Note shall be payable in the amounts, at the times and in the manner set forth in the Purchase Agreement. Interest on the Principal Amount under this Note shall be calculated at the rate or rates and in accordance with the Purchase Agreement and interest (including interest at the Default Rate, if applicable) shall be payable in the amounts, at the times and in the manner set forth in the Purchase Agreement. The highest rate of interest provided for in this Note shall continue to apply to the debt evidenced by this Note until repaid notwithstanding the entry of judgment on this Note.

This Note is executed and delivered pursuant to the Note Purchase Agreement and Security Agreement, dated as of January 31, 2015 (as amended, supplemented, restated or otherwise modified through and including the date hereof, the “Purchase Agreement”; capitalized terms used herein but not otherwise defined herein shall have the meaning given to such terms in the Purchase Agreement), among the Borrower, the Subsidiaries of the Borrower party thereto, Praesidian Capital Opportunity Fund III, LP, a Delaware limited partnership, as Lender and as Agent and Praesidian Capital Opportunity Fund III-A, LP, a Delaware limited partnership and amends and restates each of the Prior Notes (as defined in the Fifteenth Amendment) payable to the Lender.

Payments of principal, interest and other sums to be made pursuant to this Note shall be made without set-off or counterclaim in lawful money of the United States of America in same day or immediately available funds to the account designated by the Lender pursuant to the Purchase Agreement, and may be made by automatic charge on the day when due to any account of Borrower maintained by Lender or as otherwise provided in the Purchase Agreement.

This Note is one of the “Notes” referred to in, and is entitled to the benefits of, the Purchase Agreement, to which reference is made for a description of the security for this Note.

The occurrence or existence of an Event of Default under the Purchase Agreement shall constitute an Event of Default under this Note. Should an Event of Default occur, then, subject to Lender’s right to waive acceleration, the entire Principal Amount of this Note, together with all accrued interest and all other sums due by Borrower hereunder or under any other Transaction Document shall, without notice to Borrower, become due and payable immediately, and payment of the same may be enforced and recovered in whole or in part at any time by one or more of the remedies provided to Lender in this Note or in any other Transaction Document, and in such case Lender may also recover all costs of suit and other expenses in connection therewith, together with reasonable attorneys’ fees for collection.

Borrower hereby waives to the fullest extent provided by law presentment for payment, demand, notice of nonpayment, notice of dishonor and protest of this Note. This Note shall be governed by, construed and enforced in accordance with, the internal laws of the State of New York. Reference is made to the Purchase Agreement for provisions regarding jurisdiction and venue.

[Signature page follows]

IN WITNESS WHEREOF, Borrower, intending to be legally bound, has duly executed this Note the day and year first above written.

BRICKTOWN RESTAURANT GROUP, INC.

By:
Name:	W. G. Buck Warfield
Title:	President

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